Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
April 20, 2023
________________________________
NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 31, 2023
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend the 2023 annual general meeting of shareholders, or the Meeting, of MediWound Ltd., or the Company, to be held at 10:00 a.m. Eastern Daylight Time (EDT) on Wednesday, May 31, 2023, at the offices of Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300.

The Meeting is being called for the following purposes:

(1)
Re-election of each of Messrs. Nachum (Homi) Shamir, Stephen T. Wills, David Fox and Assaf Segal, and Dr. Vickie R. Driver, to the Company’s board of directors, or Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
Reappointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and for the additional period until the next annual general meeting of shareholders of the Company, and authorization of the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)
Approval of an amendment to Article 6 of the Company’s Amended and Restated Articles of Association, as amended, that increases the Company’s authorized share capital from (i) 900,000 New Israeli Shekels, or NIS, consisting of 12,857,143 ordinary shares, par value NIS 0.07 per share, or ordinary shares, to (ii) NIS 1,400,000, consisting of 20,000,000 ordinary shares, par value NIS 0.07 per share;

(4)	Approval of an increase by 1,000,000 in the number of ordinary shares available for issuance under the Company’s 2014 Equity Incentive Plan;

(5)
Approval of grants of options to purchase 11,800 ordinary shares for the Company’s Chairman of the Board, and options to purchase 5,900 ordinary shares for each of the Company’s other directors, subject in each case to the approval of Proposals 3 and 4;

(6)	Approval of an extension to the exercise period of options to purchase ordinary shares that had been granted to certain directors;

(7)	Approval of the payment of an annual cash bonus to Mr. Ofer Gonen, the Company’s Chief Executive Officer, in respect of his performance in 2022; and

(8)	Approval of an equity grant, comprised of options to purchase 86,000 ordinary shares, to Mr. Ofer Gonen, the Company’s Chief Executive Officer, subject to the approval of Proposals 3 and 4.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2022, as previously made available to our shareholders as part of our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission, or SEC, on March 16, 2023, which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The record date of shareholders entitled to vote at the Meeting has been set as the close of business on Friday, April 21, 2023.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, under the Israeli Companies Law, 5759-1999, or the Companies Law, the approval of each of Proposals 7 and 8 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

• the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

• the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors or chief executive officer of the Company, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company. For purposes of each of Proposals 7 and 8, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in the Company if no other shareholder holds more than 50% of the voting rights.

The Company is not aware of any shareholder that would qualify as a controlling shareholder for purposes of the vote on either of Proposals 7 or 8.

A conflict of interest (referred to under the Companies Law as a “personal interest”) (i) includes an interest of any member of a shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the holder of a proxy is also considered, and will cause a vote to be treated as, the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

Shareholders are requested to complete, date and sign all enclosed proxy cards and/or voting instruction forms, and to return them promptly in the pre-addressed envelopes. No postage will be required if they are mailed in the United States.

If you are a registered shareholder and will submit your completed, executed proxy card in the enclosed envelope, it must be received by our transfer agent not later than 11:59 p.m., Eastern Daylight Time on Wednesday, May 30, 2023 in order to be validly included in the tally of shares voted at the Meeting. Alternatively, you may send your completed, executed proxy card to our registered Israeli offices so that it is received no later than 1:00 p.m. Israel time (6:00 a.m. Eastern Daylight Time) on the date of the Meeting. Your proxy card, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions are provided in both the enclosed proxy statement and enclosed proxy card.

- ii -

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, please follow the enclosed instructions on your voting instruction form in order to submit it to your broker, trustee or nominee. As an alternative to physically mailing your voting instruction form, you may use it for purposes of submitting your voting instructions online, at www.proxyvote.com.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company as of the record date for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s Israeli offices, 42 Hayarkon St., Yavne 8122745, Israel, Attention: Mr. Yaron Meyer, Executive Vice President, General Counsel and Corporate Secretary, email: yaronm@mediwound.com, no later than Thursday, April 27, 2023. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Thursday, May 4, 2023, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K, or Form 6-K.

This notice, and the enclosed proxy statement, as well as the form of proxy card for the Meeting, are also being furnished to the SEC as exhibits to a Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website, www.mediwound.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, April 30, 2023 at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, during normal business hours, Sunday to Thursday, upon prior coordination with the Company. Our telephone number at our registered office is +972-77-971-4100.

Sincerely, /s/ Nachum Shamir Nachum (Homi) Shamir Chairman of the Board of Directors

- iii -

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________
PROXY STATEMENT
______________________

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of MediWound Ltd. (“us”, “we”, “MediWound”, “the Company” or “our Company”), to be voted at the 2023 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2023 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. Eastern Daylight Time (EDT) on Wednesday, May 31, 2023, at Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300.

This Proxy Statement, the attached Notice of 2023 Annual General Meeting of Shareholders and the enclosed proxy card and/or voting instruction form, are being made available to holders of MediWound ordinary shares, par value 0.07 New Israeli Shekels (“NIS”) per share (“ordinary shares”), on or about April 28, 2023.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on Friday, April 21, 2023, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
Re-election of each of Messrs. Nachum (Homi) Shamir, Stephen T. Wills, David Fox and Assaf Segal, and Dr. Vickie R. Driver, to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
Reappointment of Somekh Chaikin, a member firm of KPMG, as our independent registered public accounting firm for the year ending December 31, 2023 and the additional period until our next annual general meeting of shareholders, and authorization of the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)
Approval of an amendment to Article 6 of our Amended and Restated Articles of Association, as amended (the “Articles”), that increases the Company’s authorized share capital from (i) 900,000 New Israeli Shekels, or NIS, consisting of 12,857,143 ordinary shares, par value NIS 0.07 per share, or ordinary shares, to (ii) NIS 1,400,000, consisting of 20,000,000 ordinary shares, par value NIS 0.07 per share;

(4)	Approval of an increase by 1,000,000 in the number of ordinary shares available for issuance under our 2014 Equity Incentive Plan;

(5)
Approval of grants of options to purchase 11,800 ordinary shares for our Chairman of the Board, and options to purchase 5,900 ordinary shares for each of our other directors, subject in each case to the approval of Proposals 3 and 4;

(6)	Approval of an extension to the exercise period of options to purchase ordinary shares that had been granted to certain directors;

(7)	Approval of the payment of an annual cash bonus to Mr. Ofer Gonen, our Chief Executive Officer, in respect of his performance in 2022; and

(8)	Approval of an equity grant, comprised of options to purchase 86,000 ordinary shares, to Mr. Ofer Gonen, our Chief Executive Officer, subject to the approval of Proposals 3 and 4.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2022, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2023 (the “2022 Form 20-F”), which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On April 14, 2023, we had 12,759,768  ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Friday, April 21, 2023, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our articles of association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner votes its shares generally for the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), the approval of each of Proposals 7 and 8 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its chief executive officer, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company. For purposes of each of Proposals 7 and 8, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

We are not aware of any shareholder that would qualify as a controlling shareholder for purposes of the vote on either of Proposals 7 or 8.

A conflict of interest (referred to under the Companies Law as a “personal interest”) of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer, and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, as applicable) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposals 7 and 8, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 7 and 8. In order to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of either such proposal and in order to therefore be counted towards or against the special majority required for the approval of each such proposal, you must check the box “FOR” under Items 7A and 8A on the accompanying proxy card or voting instruction form when you record your vote or voting instructions on Proposals 7 and 8, respectively.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 7 and 8, you should check the box “AGAINST” under Items 7A and/or 8A, as applicable, on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 7 and/or 8 (as applicable), but will not be counted towards or against the special majority required for approval of that proposal.

How You Can Vote

You can vote your shares by attending the Meeting, by completing and signing a proxy card, or, if you are a shareholder holding your shares in “street name,” by providing voting instructions to your bank, broker or other nominee in one of the manners described below.
Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you can submit your vote by completing, signing and submitting (in the enclosed envelope) the enclosed proxy card. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on the Company’s website at http://ir.mediwound.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our general counsel via fax to +972-77-971-4111 or email to yaronm@mediwound.com. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 42 Hayarkon Street, Yavne 8122745, Israel no later than 1:00 p.m., Israel time, on the date of the Meeting, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m., Eastern Daylight Time on Tuesday, May 30, 2023.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendation of the Board with respect to Proposals 1, 2, 3, 4, 5, and 6, and will be deemed to have abstained with respect to Proposals 7 and 8 (unless you confirm in Items 7A and 8A that you are not a controlling shareholder and lack a conflict of interest in the approval of Proposals 7 and 8, respectively, in which case your shares will be voted in favor of Proposals 7 and 8). The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

You must remember to confirm in writing by indicating “FOR” under Items 7A and 8A on the enclosed proxy card that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposals 7 and 8, respectively (or else check the box “AGAINST” under Items 7A and/or 8A, as applicable, if you are a controlling shareholder or possess such a conflict of interest).

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. As per the information that is being sent to you, a beneficial holder may provide voting instructions in one of three ways: (i) completing and mailing the physical voting instruction form in the envelope provided; (ii) completing the online version of the voting instruction form at www.proxyvote.com (please use your control number); and (iii) voting via telephone (by dialing the telephone number provided in the physical or electronic voting information being sent to you). Your physical voting instruction form must be received by 12:00 p.m., Eastern Daylight Time, on Tuesday, May 30, 2023 in order for your voting instructions to be included in the tally of votes for the Meeting. If you provide your voting instructions online or via telephone, you must submit those instructions by 11:59 p.m., Eastern Daylight Time, on Monday, May 29, 2023, in order for them to be included in the tally of votes for the Meeting. Because a beneficial holder is not a shareholder of record, you may not vote your shares in person at the Meeting unless you obtain and submit to us in advance of the Meeting (as described below) a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (Friday, April 21, 2023).

If no voting instructions are received by the bank, broker or other nominee from you on or before the above dates and times established for such purpose, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”).

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any specific proposals, and the broker, trustee or nominee may not cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the particular proposals. Such shares have no impact on the outcome of the voting on any of the proposals.

If you hold shares as a beneficial owner, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the vote on these important matters. You must remember to confirm via the relevant item on the physical or electronic voting instruction form, or via the telephone voting procedure, whether or not you are a controlling shareholder or possess a conflict of interest in the approval of Proposals 7 or 8 (when submitting your voting instructions on each such proposal); otherwise, your vote on those proposals will not count.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date and by submitting it prior to the above-described deadline for initially submitting your proxy. In the alternative, you may effectively revoke your proxy by voting in person at the Meeting. If you hold your shares in “street name”, you may change your voting instructions by following the directions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about Friday, April 28, 2023. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on publicly available information and/or information obtained by the Company upon its inquiry, which, except as indicated below, is provided as of April 14, 2023, as of which date there were 9,474,661 ordinary shares issued and outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers

Nachum (Homi) Shamir	*	*

Ofer Gonen	*	*

Assaf Segal	*	*

Vickie R. Driver	*	*

Nissim Mashiach	*	*

Sharon Kochan	*	*

David Fox	*	*

Stephen T. Wills	*	*

Sharon Malka (1)	96,127	1.0%

Boaz Gur-Lavie	*	*

Robert J. Snyder	*	ָ*

Ety Klinger	*	*

Yaron Meyer	*	*

All executive officers and directors as a group (12 persons) (2)	309,285	3.3%

Principal Shareholders

Clal Biotechnology Industries Ltd. (3)	1,497,414	15.8%

Point72 Associates, LLC (4)	821,500	8.9%

(1)	Mr. Malka is our former Chief Executive Officer and a current director. His term as a director will conclude upon the completion of the Meeting.

(2)
Shares beneficially owned consist of 252,502 ordinary shares held directly or indirectly by such executive officers and directors and 56,783 ordinary shares issuable upon exercise of outstanding options and/or settlement of restricted share units (“RSUs”) that may be exercised or settled as of, or within 60 days of, April 14, 2023.

(3)
Shares beneficially owned consist of: 1,172,710 ordinary shares held by Clal Life Sciences, LP, whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of Clal Biotechnology Industries Ltd. (“CBI”); (ii) 308,811 ordinary shares held by CBI and (iii) 15,893 ordinary shares issuable upon exercise of outstanding options held directly by CBI that are currently exercisable or exercisable within 60 days of April 14, 2023. As reported in a Schedule 13D/A filed by Access Industries Holdings LLC on February 13, 2023, Access Industries Holdings LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns 47.17% of the outstanding shares of CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Inc., 40 West 57th Street, New York, New York 10019, United States.

(4)
As reported in a Schedule 13G filed by Point72 Asset Management, L.P. on February 8, 2023, shares beneficially owned consist of: 821,500 ordinary shares held by Point72 Associates, LLC which are controlled by Point72 Asset Management, L.P. pursuant to an investment management agreement. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management.  Steven Cohen, as manager, controls each of Point72 Asset Management and Point72 Capital Advisors Inc., and their business address is 72 Cummings Point Road, Stamford, CT 06902

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE GOVERNANCE
AND COMPENSATION OF OUR OFFICERS AND DIRECTORS

Item 6.B of our 2022 Form 20-F contains information regarding compensation paid to our directors and certain officers (including our five most highly compensated officers) in, or with respect to December 31, 2022. Item 6.C of our 2022 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2022 Form 20-F— which we incorporate by reference herein— to obtain additional information.

PROPOSAL 1
RE-ELECTION AND ELECTION OF DIRECTORS

Background

We currently have a Board that is composed of eight ordinary directors. As we have previously reported, on December 5, 2022, the Board determined that CBI is no longer a “controlling shareholder” of our Company under the Companies Law definition (which definition is provided above under “Vote Required for Approval of Each of the Proposals”). At that same time, the Board elected, pursuant to the Companies Law regulations, to exempt our Company from compliance with the (i) requirement to appoint “external directors”, and (ii) the required composition of the audit committee and compensation committees of the Board under the Companies Law. At the time that it made that election, our Board affirmatively determined that we met the additional conditions for exemption from the external director and board committee composition requirements, including that a majority of the members of our Board, along with each of the members of the audit and compensation committees of the Board, are independent under the Nasdaq Listing Rules. Our Board has confirmed that determination in the period prior to the date of this Meeting.

As a result of the above-described election, we are no longer required to elect “external directors”, and each of our former external directors— Nissim Mashiach and Sharon Kochan— has become an ordinary director who will continue to serve based on a term as a director that will expire at the Meeting.

Each of our directors is now elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

In preparation for the Meeting, our  nominating, governance and sustainability committee, followed by our Board, met and resolved to reduce the prospective size of our Board from its current size of eight directors to five directors, based on the determination that such a smaller Board size would function more efficiently and would better suit a company of our size. Accordingly, our nominating, governance and sustainability committee, followed by our Board, have nominated Nachum (Homi) Shamir, Dr. Vickie R. Driver, David Fox, Assaf Segal and Stephen T. Wills, five of our incumbent directors, for re-election as directors at the Meeting.

The Board has determined that each of Messrs. Shamir, Fox and Wills, and Dr. Driver, satisfies the independence requirements under the Nasdaq Listing Rules. Therefore, our Board (via all five of its prospective members, assuming the re-election of all nominees under this Proposal 1) will fulfill the Nasdaq majority board independence requirement.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications. Each of the five nominees for re-election pursuant to this Proposal 1 has provided the foregoing declaration.

The nominating, governance and sustainability committee, followed by the Board, cited the following qualifications of the respective nominees as support for the important contributions that we expect them to make to our Company. In keeping with its purpose under its charter, the committee sought to ensure that each of the five director nominees possesses a unique, yet complementary expertise that will continue to contribute to the success of our Company and its operations as a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. The committee and Board noted the reputation and proven track record of our Chairman, Mr. Shamir, as an executive who has built and increased the value of internationally-operating health care companies. Dr. Driver is widely known as a key opinion leader in the field of wound care, in which we operate, based on service on committees for large pivotal clinical trials, having authored many publications and abstracts, and given her past employment at Novartis. Mr. Fox is a leader in M&A in the United States with particular expertise in the biotech and pharmaceutical spaces, and he also brings to our Board expertise in corporate governance, critical matters for a Nasdaq-traded company such as ours. Mr. Segal contributes his current experience as the chief executive officer of a leading Israeli biotechnology healthcare company. Mr. Wills, our former Chairman, contributes financial expertise, as well management skills, including as having served as executive chairman and interim principal executive officer of a company such as ours in the field of advanced wound care products that was acquired.

We have provided the following more detailed biographical information with respect to each nominee for re-election to the Board, which is based upon the records of the Company and information provided to us by the relevant nominee:

Nachum (Homi) Shamir has served as Chairman of our Board since August 2022. Mr. Shamir most recently served as the Chairman, and Chief Executive Officer of Luminex Corporation from 2014 through its sale to DiaSorin S.p.A.(“DiaSorin”) in 2021. Mr. Shamir continued to serve as President of Luminex after its sale to DiaSorin pursuant to a transition agreement with DiaSorin until June 2022. Additionally, Mr. Shamir has served as President and Chief Executive Officer of Given Imaging from 2006 through its sale to Covidien (now Medtronic) in 2014. Mr. Shamir currently serves on the Board of Directors of  IsoPlexis Corporation (Nasdaq: ISO) and Strata Skin Sciences (Nasdaq: SSKN); and as Chairman of the Board of Cactus Acquisition Corp. (Nasdaq: CCTS). Mr. Shamir holds a Bachelor of Science degree from the Hebrew University of Jerusalem and a Masters of Public Administration from Harvard University.

Vickie R. Driver  has served as a member of our Board since May 2017. She is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Virginia, Massachusetts, and Rhode Island. Dr Driver serves as Chair, Board of Directors for the Wound Care Collaborative Community, an important collaboration with the FDA, CMS and the NIH and has received a prestigious honor of receiving The Robert A. Warriner III, MD Memorial Award. She is System Wide Medical Director of the Wound Care and Hyperbaric Centers at INOVA Healthcare in the DC Metropolitan area and is Professor, University of Virginia, School of Medicine. She is also Fellow, Royal College of Physicians and Surgeons-Glasgow, PM and Inaugural Fellow, Assoc for the Advancement of Wound Care, FAAWC. She currently serves as Honorary Visiting Professor at Cardiff University (UK) in the Department of Medicine and Professor at Barry University (USA). She proudly serves as a member of the Wound Healing Society (WHS) Board of Directors and as member Board of Directors for the Critical Limb Ischemia (CLI) Global Society. She has completed her tenure as president for the Advancement of Wound Care Association (AAWC) and served for 9 years on the Board of Directors. Dr. Driver is a former Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) and Associate Professor of Surgery at Boston University. She has also chaired the Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project [WEF-CEP]. The project was successful in developing the research to expand the wound healing clinical endpoints considered by FDA. She and her team proposed a combined effort to develop the Wound-care Experts/FDA-Clinical Endpoints Project [WEF-CEP] to strategically identify clinically meaningful, evidence-based, and patient-centered wound care endpoints that are relevant for clinical research and trials. The goal was to collaboratively work with the FDA to expand the list of acceptable primary endpoints, recognizing that new and innovative treatments, devices, and drugs may not have complete healing as the focus. She has served as a senior investigator for more than 70 important multi‑center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials, has authored over 150 publications and abstracts and is former Director, Translational Medicine at Novartis Institute for BioMedical Research. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation- Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs.  Dr. Driver served on the Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine and was Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado. Dr. Driver has held several leadership, teaching, research and clinical positions at Academic Medical Centers, Veterans Administration Medical Centers, and Military Medical Centers. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a master’s degree in medical education from Samuel Merritt University.

David Fox has served as a member of our Board since April 2020. Mr. Fox was most recently a partner at Kirkland & Ellis LLP and served as a member of its Global Executive Management Committee until 2019. Prior to joining Kirkland, Mr. Fox was a partner at Skadden, Arps, Slate, Meagher & Flom LLP, where he was a member of its top governing committee. He has been the recipient of numerous industry recognitions, including receiving The Deal’s inaugural “M&A Lifetime Achievement” award and being selected for Lawdragon's "Hall of Fame," and has been consistently ranked among the top tier for M&A and corporate governance counsel. Mr. Fox has been a director of several public and private companies and non-profit organizations. Currently he is a member of the executive committee of the board of directors at the Park Avenue Armory and is the chairman of the leadership council of New Alternatives for Children. In addition, Mr. Fox serves on the executive committee of the board of governors, and is an honorary fellow of the Hebrew University, Jerusalem. He holds an LL.B. degree from Jerusalem University, Israel.

 Assaf Segal has served as a member of our Board since October 2017. Assaf Segal has served as a member of our board of directors since October 2017. Mr. Segal Serves as Chief Executive Officer of CBI since July 2022. Prior to that Mr. Segal has served as the Chief Financial Officer at CBI since July 2015. Mr. Segal serves as a board member of several companies, including Biokine therapeutics Ltd., eXIthera Pharmaceuticals Inc., Elicio Therapeutics Inc., Colospan Ltd., FDNA Inc., and Clal Life Sciences L.P. Prior to that time, Mr. Segal was a Partner at Variance Economic Consulting Ltd., from 2004 until June 2015, where he provided in-depth consulting for international and local clients in a wide range of industries, including telecommunications, internet, biotech, heavy industry and financial sectors. Previously, he founded a start-up software company. Mr. Segal also previously held a managerial position at PriceWaterhouseCoopers Corporate Finance and was an Economic Department manager at the North American division of Amdocs Inc. (NYSE: DOX). His experience also includes risk management and house account (“Nostro”) trading at the Union Bank of Israel, and serving as an economist for capital markets in the Research Department of the Bank of Israel. Mr. Segal also has many years of experience in economic consulting and company valuations, joint ventures and financial instruments for investments, M&A, and IPOs. He has 15 years of experience in economic consulting for international and local clients in the Bio-Tech sector as well as in Hi-Tech, financial and other sectors. Mr. Segal is a co-founder of Nextrade Ltd. and Solid Capital, a start-up financial software company. Mr. Segal holds a B.A. in Economics and Statistics and an M.B.A. (Finance and Information Systems) from the Hebrew University of Jerusalem.

Stephen T. Wills has served as a member of our Board since May 2017, and served as Chairman of our Board from October 2017 until August 2022, during which time he served as Executive Chairman of our Board from May 2019 until August 2022. Mr. Wills serves as Chief Financial Officer (since 1997) and Chief Operating Officer (since 2011) of Palatin Technologies, Inc. (NYSE: PTN), a biopharmaceutical company developing targeted, receptor‑specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. He also serves as Chief Financial Officer of Cactus Acquisition Corp. 1 Limited (Nasdaq: CCTS), a special purpose acquisition company, since 2021. Mr. Wills serves on the boards of Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company since March 2019 (audit and compensation and finance committee member) and of Amryt Pharma, a biopharmaceutical company focused on developing and delivering treatments to help improve lives of patients with rare and orphan diseases since September 2019 (chairman of audit committee and member of the compensation and finance committee). Mr. Wills also serves on the board of trustees and executive committee of The Hun School of Princeton, a college preparatory day and boarding school since 2013, and its chairman since June 2018. Mr. Wills served on the board of directors of Caliper Corporation, a psychological assessment and talent development company since March 2016 and as chairman from December 2016 until December 2019, when Caliper was acquired by PSI. Mr. Wills served as executive chairman and interim principal executive officer of Derma Sciences Inc. a provider of advanced wound care product from December 2015 to February 2017, when Derma Sciences was acquired by Integra Lifesciences (Nasdaq: IART). Previously, Mr. Wills served on the Board of Derma Sciences as the lead director and chairman of the audit committee from June 2000 to December 2015. Mr. Wills served as the Chief Financial Officer of Derma Sciences from 1997 to 2000. Mr. Wills served as the president and Chief Operating Officer of Wills, Owens & Baker, P.C., a public accounting firm from 1991 to 2000. Mr. Wills, a certified public accountant, earned his Bachelor of Science in accounting from West Chester University, and a Master of Science in taxation from Temple University.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Meeting:

(a)
“RESOLVED, that Mr. Nachum (Homi) Shamir be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(b)
“RESOLVED, that Mr. Stephen T. Wills be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(c)
“RESOLVED, that Dr. Vickie R. Driver be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until her successor is duly appointed and qualified, or until her earlier resignation or removal.”

(d)
“RESOLVED, that Mr. David Fox be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(e)
“RESOLVED, that Mr. Assaf Segal be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election or election of any of the said nominees. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of each of the resolutions included in this Proposal 1.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolutions approving the re-election of each of Messrs. Nachum (Homi) Shamir, Stephen T. Wills, David Fox and Assaf Segal, and Dr. Vickie R. Driver, as members of our Board.

PROPOSAL 2
REAPPOINTMENT OF SOMEKH CHAIKIN AS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Background

Somekh Chaikin, a member firm of KPMG, independent registered public accounting firm, or Somekh Chaikin, has served as our independent registered public accounting firm since its appointment on June 15, 2021. Our audit committee and Board have resolved to nominate Somekh Chaikin for reappointment as our independent registered public accounting firm for the year ending December 31, 2023 and for the additional period until the close of our next annual general meeting of shareholders.

Our shareholders are being requested to approve Somekh Chaikin’s reappointment and authorize our Board (with power of delegation to our audit committee) to fix Somekh Chaikin’s compensation in accordance with the volume and nature of its services.

For a summary of the fees for professional services (consisting of audit fees, audit-related fees and tax fees) rendered to us by Somekh Chaikin for the year ended December 31, 2022 and for the period commencing on June 15, 2021 through December 31, 2021, along with a summary of the fees for professional services (consisting of audit fees, audit-related fees and tax fees) rendered to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, our former independent registered public accounting firm, for the period of January 1, 2021 through April 28, 2021, please see Item 16C. “Principal Accountant Fees and Services” of our 2022 Form 20-F, which we filed with the SEC on March 16, 2023, which information is incorporated by reference in this Proposal 2.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that (i) Somekh Chaikin, a member firm of KPMG, be and hereby is reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and for the additional period until the next annual general meeting of shareholders of the Company, and (ii) the Company’s board of directors (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services. “

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the reappointment of Somekh Chaikin. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in this Proposal 2.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the reappointment of, and authorizing the board of directors to fix the remuneration of, the Company’s independent registered public accounting firm.

PROPOSAL 3
APPROVAL OF AMENDMENT TO THE ARTICLES TO INCREASE THE AUTHORIZED
SHARE CAPITAL

Background

Our Company’s authorized share capital is currently NIS 900,000, divided into 12,857,143 ordinary shares of a nominal value of NIS 0.07 each.

As of April 14, 2023, we had 9,474,661 ordinary shares issued and outstanding. In addition, as of April 14, 2023, we had approximately 8,873 authorized ordinary shares reserved for issuance under our share incentive plans (which includes shares underlying outstanding options and RSUs, whether vested or not, that are already set aside for issuance under specific awards under those plans). Consequently, we have only 85,699 ordinary shares remaining available for future issuance that are not reserved under the foregoing plans.

The Board believes that we currently have sufficient cash reserves to support our planned clinical and operational activities through 2026. With this financial stability, we currently do not have any plans to raise additional capital. However, our Board believes that the small amount of remaining available share capital does not provide our Company with sufficient flexibility for our future financial and capital requirements, or for our pursuit of other potential business opportunities. In particular, we may in the future desire to conduct further issuances of ordinary shares in the ordinary course to fund operations, consistent with our historical practice of conducting financings through equity issuances. We may also, in the future, explore strategic transactions, such as licensing agreements, acquisitions of other companies or other transactions that may involve significant issuances of ordinary shares (although we have no plans for any such specific transactions as of the current time).

In order to take advantage of propitious market conditions or to pursue such other opportunities, our Board recommends an increase in the number of ordinary shares that we are authorized to issue by 7,142,857, from 12,857,143 ordinary shares to 20,000,000 ordinary shares, while concurrently increasing our authorized share capital from NIS 900,000 to NIS 1,400,000. The increase in the authorized share capital would be effected via the adoption of an amendment to Article 6 of the Articles, which sets forth our Company’s authorized share capital.

The additional shares would generally be available for issuance for these and other purposes at the discretion of our Board without, in most cases, the delays of arranging a special meeting of shareholders. To the extent required by the Companies Law or the Nasdaq Listing Rules, we would, nevertheless, solicit shareholder approval in the event that we propose to issue ordinary shares in connection with a merger, significant acquisition or significant private placement.

Upon issuance, the additional authorized ordinary shares would have rights identical to the currently outstanding ordinary shares. However, if approved, the issuance of additional ordinary shares may, among other things, have a dilutive effect on our earnings per share and on our shareholders’ equity and voting rights. Furthermore, future sales of substantial amounts of our ordinary shares, or the perception that these sales might occur, could adversely affect the prevailing market price of our ordinary shares or limit our ability to raise additional capital.

Although our Board does not consider it to be an antitakeover proposal, if the proposed amendment to the Articles is adopted, it would enable the Board to issue additional ordinary shares in a manner used to discourage hostile takeover attempts of the Company. In particular, we would be able to use the additional ordinary shares to oppose a hostile takeover attempt or delay or prevent changes in control or management of our Company. Among other things, the additional shares could be privately placed, thereby diluting the stock ownership of persons seeking to obtain control of the Company, or the Board could adopt a shareholders’ rights plan that would provide for the issuance of additional ordinary shares in the event of certain purchases not approved by the Board.

The text of the proposed amendment to Article 6 of the Articles increasing the number of ordinary shares that we may issue, as adopted by our Board and recommended for adoption by our shareholders at the Meeting, is annexed to this proxy statement as Appendix A.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that an increase in the Company’s authorized share capital from (i) NIS 900,000, consisting of 12,857,143 ordinary shares, par value NIS 0.07 per share, to (ii) NIS 1,400,000, consisting of 20,000,000 ordinary shares, par value NIS 0.07 per share, to be implemented via the adoption of an amendment to Article 6 of the Company’s Amended and Restated Articles of Association of the Company, as amended, in the form attached as Appendix A to the Proxy Statement, dated April 20, 2023, with respect to the Meeting, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of Each of the Proposals”), the approval of the amendment to the Articles increasing the authorized share capital requires the affirmative vote of shareholders holding ordinary shares representing a majority of the voting power represented at the Meeting in person or by proxy and voting thereon. Abstentions and broker non-votes shall not be taken into account in the voting, and shall therefore have no effect on the vote.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the amendment to our Articles increasing our authorized share capital.

PROPOSAL 4
APPROVAL OF INCREASE IN NUMBER OF SHARES UNDER 2014 EQUITY INCENTIVE PLAN

Background

Under the Nasdaq Listing Rules, a company such as ours with its shares listed on Nasdaq is required to seek approval for the adoption of, or material amendment to, an equity compensation plan under which employees, officers and directors may receive equity in the Company.

Our compensation committee, Board and our management all believe that the effective use of share-based long-term incentive compensation is vital to our continued ability to recruit, hire and retain the individuals required to successfully execute our business plans and achieve strong performance in the future by providing a direct link between compensation and long-term shareholder value creation. Accordingly, our Board has adopted an amendment (the “2014 Plan Amendment”) to our 2014 Equity Incentive Plan (the “2014 Plan”) that will increase the number of ordinary shares available for issuance under the 2014 Plan, subject to the approval of our shareholders. The 2014 Plan, as originally adopted by our shareholders, authorized us to issue up to 433,249 (which number, along with all other numbers of shares appearing in this Proposal 4, reflects, retroactively, the 1-for-7 reverse share split that we effected in December 2022) ordinary shares, subject to adjustment due to certain changes as provided under the 2014 Plan. Under the terms of the 2014 Plan, effective January 1, 2014, the number of ordinary shares that we are authorized to issue under the plan was to be automatically increased annually each January 1 (beginning on January 1, 2015) by a number of ordinary shares equal to the lowest of (i) 2% of the total number of outstanding shares of the Company as of immediately prior to such increase, (ii) 85,714 Shares, subject to adjustment due to certain changes as provided under the 2014 Plan, or (iii) a number of ordinary shares determined by the Board to become reserved as of that upcoming January 1, if so determined prior to the January 1 on which the increase was to occur. This “evergreen” increase mechanism was to be subject to the limitation that the ‘pool’ of shares reserved under the 2014 Plan shall not exceed, after any such annual increase, 15% (fifteen percent) of our outstanding number of shares. Pursuant to the “evergreen” provision, the reserved pool was increased by 61,573, 77,280, 77,654, 77,723 , 77,820  and 357,143  ordinary shares as of January 1, 2016, January 1, 2018, January 1, 2019, January 1, 2020, January 1, 2021 and January 1, 2022, respectively,  representing 2% of our outstanding shares as of each such date. We did not increase the reserved pool in 2015 or 2017.

The proposed 2014 Plan Amendment provides for an increase in the number of ordinary shares currently authorized to be issued under the 2014 Plan by 1,000,000 ordinary shares, from 939,175 shares to 1,939,175 shares, thereby enabling the continued use of the 2014 Plan for share-based incentive awards until the expiration of the 2014 Plan. We expect to use these shares for annual retention awards to current employees, for awards to new hires, and for awards to employees of companies that we may potentially acquire in the future.

The 2014 Plan will expire in March 2024, ten years after it was adopted by our shareholders. After that time, no additional grants may be made under the 2014 Plan, but outstanding grants will continue to be governed by the terms of the plan. Therefore, there will be no further automatic increases to the pool of shares under the 2014 Plan after January 1, 2024.

By increasing the number of shares authorized under the 2014 Plan, we believe we will have the flexibility to continue to provide equity incentives in amounts determined appropriate by the compensation committee, our Board and our management. As of April 14, 2023, the total number of ordinary shares underlying outstanding awards under the 2014 Plan was 939,175, and only 8,873 ordinary shares remained available for issuance pursuant to future awards. If this proposal is not approved by our shareholders, we anticipate that we may not have enough shares available to fund awards under the 2014 Plan over the next year.

The following table presents certain equity incentive data under our share incentive plans as of April 14, 2023 (prior to the proposed increase in the number of shares available for issuance under the 2014 Plan):

Total Ordinary Shares Reserved for Grants	Shares Available for Future Grants	Aggregate Number of Shares Underlying Outstanding Awards	Weighted Average Exercise Price of Outstanding Options
930,301	8,873	939,175	$26.66

On April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 5, 2021, and August 9, 2022, we filed registration statements on Form S-8 to register the issuance of ordinary shares granted or to be granted under our 2003 Israeli Share Option Plan and/or the 2014 Plan.

The principal features of the 2014 Plan are summarized under the heading “2014 Equity Incentive Plan” in Item 6.B (“Compensation”) of our 2022 Form 20-F, which description is incorporated by reference into this Proxy Statement. That summary does not contain all information about the 2014 Plan. A copy of the complete text of the 2014 Plan, as amended, is included as Exhibit 4.9 to our 2022 Form 20-F, and the description of the 2014 Plan in the 2022 Form 20-F is qualified in its entirety by reference to the full text of the 2014 Plan.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 4 at the Annual Meeting:

RESOLVED, that, effective as of the date of adoption by the Company’s shareholders of this resolution, the current total number of ordinary shares reserved for grants under Section 5 of the MediWound Ltd. 2014 Equity Incentive Plan be, and hereby is, increased by 1,000,000, from 939,175 to 1,939,175”.

Required Vote

The approval of the increase by 1,000,000 in the number of shares available for issuance under the 2014 Plan pursuant to this Proposal 4 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board recommends that the shareholders vote “FOR” approval of the increase by one million in the number of shares available for issuance under the 2014 Plan pursuant to this Proposal 4.

PROPOSAL 5
APPROVAL OF ANNUAL EQUITY GRANT TO NON-EMPLOYEE DIRECTORS

Background

Under the Companies Law, the terms of service— including equity compensation— of directors requires approval by the compensation committee, board of directors and shareholders, in that order.

With a view towards continuing our practice of granting equity compensation to our non-employee directors annually, and upon the recommendation of the compensation committee of the Board, followed by the Board, our shareholders will be asked to approve the below-described annual equity grant for our Chairman of the Board and all other non-employee directors of the Company in respect of their directorship services.

Under this Proposal 5, assuming, in the case of the director nominees— consisting of Messrs. Nachum (Homi) Shamir, Stephen T. Wills, David Fox and Assaf Segal, and Dr. Vickie R. Driver— their re-election as directors pursuant to Proposal 1 at the Meeting, each of those nominees will be entitled to an equity grant, as described below. Mr. Assaf Segal has assigned his entitlement to the equity grant issuable to him under this Proposal 3 to CBI, with which he is affiliated.

The proposed equity grants to which the various non-employee directors would be entitled would consist of the following:

1.	Chairman of the Board (Mr. Nachum (Homi) Shamir): Options to purchase 11,800 ordinary shares.

2.	Each Other Non-Employee Director: Options to purchase 5,900 ordinary shares.

The proposed option grants for each director (including the Chairman of the Board) would be subject to the following terms:

a.
Term for Exercise: Ten years from the date of the Board’s approval of the grant (which occurred on April 3, 2023), except for the grant to Assaf Segal (which has been assigned to CBI), which will have a five-year exercise term.

	b.	Vesting Schedule: 100% of the options vest on the one-year anniversary of the Board approval of the grant.

c.
Exercise Price: $11.89 share, representing the average closing price of our ordinary shares on Nasdaq Global Market during the 30 trading days prior to the date on which the Board approved the options grant. The exercise price is payable either in cash or in a net exercise/cashless manner.

d.
Acceleration of Vesting: In the event of a Merger/Sale (as defined in Section 14.2 of the 2014 Plan) and the termination of the grantee’s employment or service with the Company or its affiliates without Cause (as defined in Section 6.6.4 of the 2014 Plan) within one year after the consummation of a Merger/Sale, any of the options to be granted that are then outstanding and unvested shall become fully vested and exercisable as of immediately prior to, and conditioned upon, such event.

The proposed equity grants for our non-employee directors have been determined by our compensation committee and Board to be consistent with our current Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), as such policy is applicable to those equity grants.

In reaching their determination, our compensation committee and our Board considered our directors’ equity interest in our Company, the alignment of their interests with those of our Company, and the desire to encourage them to continue contributing their talent and time as our directors. Including ordinary shares underlying equity grants previously made to them and the options to be granted pursuant to this Proposal 5, our prospective five directors (assuming their election pursuant to Proposal 1), each of whom is a non-employee director, would hold, in the aggregate, 3.34% of our Company’s issued and outstanding ordinary shares, on a fully diluted basis. The compensation committee and the Board believe that this percentage is reasonable considering the directors’ important role for our Company. Our compensation committee and Board also considered that the proposed grant is in line with our Company’s objective of maintaining our directors’ equity interest in our Company, which encourages long-term retention of directors, and constitutes compensation that relates to a continuing contribution to our Company over the long term.

The implementation of the proposed equity grants to our non-employee directors pursuant to this Proposal 5 is subject to the approval of Proposals 3 and 4 by our shareholders at the Meeting. The approval of those proposals is needed in order to ensure that there are a sufficient number of available ordinary shares under both the Articles and the 2014 Plan for the prospective issuance of the shares underlying the options to be granted to our non-employee directors pursuant to this Proposal 5. If Proposals 3 and 4 are not approved by our shareholders at the Meeting, we will not implement the option grant to our non-employee directors pursuant to this Proposal 5.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 5 at the Meeting:

RESOLVED, that the proposed equity grant to non-employee directors of the Company— consisting of the nominees for re-election under Proposal 1— in respect of their directorship services, as described in Proposal 5 of the Proxy Statement with respect to the Meeting, subject to the approval of Proposals 3 and 4 at the Meeting, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposal for equity compensation grants to non-employee directors of the Company in respect of their directorship services. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 5.

Board Recommendation

The Board recommends that the shareholders vote “FOR” approval of the foregoing resolution approving the proposed equity grants for the non-employee directors of the Company in respect of their directorship services.

PROPOSAL 6
APPROVAL OF EXTENSION OF EXERCISE PERIOD FOR
OPTIONS GRANTED TO CERTAIN DIRECTORS

Background

The Companies Law and the regulations promulgated thereunder provide that a grant of options to purchase shares of a company to a director of the company must be approved by a company’s compensation committee, board of directors and shareholders, in that order.

On April 23, 2020, the Board approved a grant of options to purchase 14,285 (which number reflects, retroactively, the 1-for-7 reverse share split that we effected in December 2022) of our ordinary shares to each of Messrs. Stephen T. Wills, David Fox, Assaf Segal, Sharon Kochan and Nissim Mashiach, and Dr. Vickie R. Driver, under our 2014 Plan. As required under the Companies Law, that grant was approved by our shareholders at our 2020 annual general meeting of shareholders, held on June 29, 2020. Those options are exercisable at an exercise price equal to the average closing sales price per share of our ordinary shares on the Nasdaq Global Market over the 30 trading day period prior to the Board approval of the grant. Under the terms of those options, there is a five-year exercise period, which will expire on April 23, 2025.

In the period prior to the date of this Proxy Statement, the compensation committee of the Board, and the Board, reviewed the terms of the subject options and noted that they are subject to annual vesting over a three-year period, in three equal installments, on each of the first three anniversaries of the grant date (April 23, 2020). In light of that three-year vesting schedule, the five-year term provided to directors for exercise of those options (which began on the grant date) is relatively short. The Board expressed its view that it would be consistent with the goals of the grant of those options to extend the exercise period, thereby enabling directors to reap the benefit of a rise in the Company’s share price over a longer period of time following the grant date. In reaching their determination, our compensation committee and our Board also considered our directors’ equity interest in our Company, the alignment of their interests with those of our Company, and the desire to encourage them to continue contributing their talent and time as our directors. The compensation committee and Board indicated that they believe that the exercise period extension is fair and reasonable and in the best interest of the Company and its shareholders.

Based on the binomial options pricing model for purposes of financial reporting, the extension of the options’ exercise period is valued at approximately $191 thousand.

Accordingly, each of our compensation committee and Board have approved, in accordance with (and as they determined to be consistent with) the Compensation Policy and subject to the approval of our shareholders, the extension of the exercise period of the options granted on April 23, 2020 for an additional five years, so that the subject options would instead expire on, and no longer be exercisable after, April 23, 2030.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that an extension of the exercise period of the options granted to our directors on April 23, 2020 for an additional five years, until April 23, 2030, as described in Proposal 6 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with approval of the extension to the exercise period for the April 2020 director options grant. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 6.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the extension of the exercise period for the directors options granted in April 2023.

PROPOSAL 7
APPROVAL OF CASH BONUS FOR CEO PERFORMANCE IN 2022

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors, and shareholders (in that order).

Mr. Ofer Gonen has served as our Chief Executive Officer (our “CEO”) since July 1, 2022. Prior to serving as our CEO, Mr. Gonen served as the chief executive officer and in several other prior positions at CBI, and has more than 20 years of experience in managing life science investments and business collaborations in both the US and Israel.

Under the terms of Mr. Gonen’s compensation package, as approved by our shareholders at our 2021 annual meeting of shareholders in July 2022, Mr. Gonen may be entitled to an annual bonus that will be approved on an annual basis in accordance with the requirements of the Companies Law, depending on certain criteria determined by the compensation committee and Board on an annual basis.

Upon reviewing his and our performance during the second half of 2022, after Mr. Gonen assumed his position as CEO of our Company, and the various successes that we realized during that time, our compensation committee and Board have determined that Mr. Gonen is deserving of a cash bonus in an amount of approximately $200,000. That bonus amount was determined in accordance with his achievement of specific goals that had been set in advance for Mr. Gonen by the compensation committee and Board. That proposed annual cash bonus has furthermore been determined by our compensation committee and Board to be consistent with our Compensation Policy, as applicable to our CEO.

While Mr. Gonen only assumed the role as our CEO as of July 1, 2022, both the compensation committee and Board believe that he earned the proposed cash bonus via his successful performance as our CEO for the second half of the year, and, in particular, due to our achievement of the following accomplishments, among other notable achievements, during the second half of 2022:

•
U.S. Food and Drug Administration (“FDA”) approval of our first innovative biopharmaceutical product, NexoBrid, for treatment of severe burns in December 2022, which followed upon our re-submission of our Biologics License Application for NexoBrid to the FDA in August 2022.

•
European Medicines Agency validation for review of the Type II Variation submitted by us to expand the currently approved indication for NexoBrid (removal of eschar in adults with deep partial-and full-thickness thermal burn wounds) into the pediatric population, which was provided to us in September 2022.

•	Our receipt of marketing approval for NexoBrid in each of India, Switzerland and Japan, which we announced in December 2022.

•
Final positive results from the phase I/II study for our third innovative product candidate, MW005, a topically applied biological drug candidate for the treatment of non-melanoma skin cancers, for the treatment of low-risk basal cell carcinoma, which results were received in December 2022.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the payment of an annual cash bonus in respect of 2022, in an amount of approximately $200,000, to our Chief Executive Officer, Mr. Ofer Gonen, as described in Proposal 7 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Vote

The vote required for approval of the annual cash bonus for our CEO is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 7 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the annual cash bonus for 2022 for our CEO requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

•
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the annual cash bonus for 2022 that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the annual cash bonus for 2022 does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of our CEO’s cash bonus for 2022, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required under this proposal), you must check the box “FOR” in Item 7A on the accompanying proxy card or voting instruction form. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the cash bonus for our CEO, you should instead check the box “AGAINST” in Item 7A on the accompanying proxy card or voting instruction form (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the proposed annual cash bonus for 2022 for our CEO, Mr. Ofer Gonen.

PROPOSAL 8
APPROVAL OF EQUITY GRANT FOR CEO

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors and shareholders (in that order).

In connection with Mr. Gonen’s service as our new CEO, our compensation committee and Board desire to grant to him long term incentive compensation in order to ensure that he is fully incentivized to continue achieving on behalf of our Company, and to best align our CEO’s interest with those of our shareholders vis-à-vis the appreciation in value of our share price. Further towards those goals, our compensation committee and Board have determined that it is in the best interest of our Company and our shareholders to provide Mr. Gonen with a grant of equity under our current share incentive plan, the 2014 Plan, to further align his interest with those of our shareholders.

Equity grant: The proposed equity grant, which is subject to approval by our shareholders at the Meeting, has the following terms:

•	Securities to be Granted: Mr. Gonen will receive an equity grant of options to purchase 86,000 ordinary shares under the 2014 Plan.

•	Term for Exercise of options: 10 years from the date on which the Board approved the grant (which occurred on April 3, 2023).
•
Vesting Schedule: 25% of the options grant will vest upon the one-year anniversary of the Board approval of the grant, and the remaining 75% will vest in equal installments on a quarterly basis over the course of the following three years (6.25% at the end of each quarter over the course of the following three years).

•
Exercise Price: The exercise price of the options will be $11.89, equal to the average closing sales price per share of MediWound’s ordinary shares on the Nasdaq Global Market over the 30 trading day period prior to the Board’s approval of the grant. The exercise price is payable either in cash or in a cashless manner.

•
Acceleration: In the event of a Merger/Sale (as defined in Section 14.2 of the 2014 Plan) and if the CEO’s employment or service with the Company or its affiliates is terminated without Cause (as defined in Section 6.6.4 of the 2014 Plan) within one year after the consummation of a Merger/Sale, these options will become fully vested and exercisable as of immediately prior to, and conditioned upon, such termination.

•	Other terms: The equity grant will otherwise be subject to the terms of the 2014 Plan.

Our compensation committee and our Board have determined that the foregoing equity grant is consistent with the terms of the Compensation Policy, as applicable to our CEO. Accordingly, our compensation committee and Board, after due consideration of all terms and conditions, including applicable laws, have recommended that our shareholders approve the proposed equity grant to our CEO that is described in this Proposal 8.

In reaching their determination, our compensation committee and our Board considered Mr. Gonen’s equity interest in our Company, the alignment of his interest with those of our Company, and the desire to encourage him to continue contributing his talent and time as our CEO. Including ordinary shares underlying the options to be granted, as well as ordinary shares underlying prior equity grants, Mr. Gonen holds 1.75% of our Company’s outstanding ordinary shares, on a fully diluted basis. The compensation committee and the Board believe that this percentage is reasonable considering Mr. Gonen’s critical role for our Company. Our compensation committee and Board also considered that the proposed grant is in line with our Company’s objective of maintaining our officers’ and directors’ equity interest in our Company, which encourages long-term retention of officers and directors, and constitutes compensation that relates to a continuing contribution to our Company over the long term.

The implementation of the proposed equity grant to our CEO pursuant to this Proposal 8 is subject to the approval of Proposals 3 and 4 by our shareholders at the Meeting. Those approvals are needed in order to ensure that there are a sufficient number of available ordinary shares under both the Articles and the 2014 Plan for the prospective issuance of the shares underlying the options to be granted to our CEO pursuant to this Proposal 8. If Proposals 3 and 4 are not approved by our shareholders at the Meeting, we will not implement the equity grant to our CEO pursuant to this Proposal 8.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the grant of options to purchase 86,000 ordinary shares to Mr. Ofer Gonen, the Company’s CEO, as described in Proposal 8 of the Proxy Statement with respect to the Meeting, subject to the approval of Proposals 3 and 4 at the Meeting, be, and the same hereby is, approved in all respects.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the proposed equity grant to our CEO. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of the proposed resolution under this Proposal 8.

In addition, under the Companies Law, approval of the equity grant for our CEO requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

● the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the equity grant that are voted at the Meeting, excluding abstentions; or

● the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the equity grant does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the proposed equity grant to our CEO, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required under this proposal), you must check the box “FOR” in Item 8A on the accompanying proxy card or voting instruction form. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the equity grant to our CEO, you should instead check the box “AGAINST” in Item 8A on the accompanying proxy card or voting instruction form (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the equity grant for our CEO.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022 will be presented. The audited consolidated financial statements for the year ended December 31, 2022 are contained within the 2022 Form 20-F (which is available to shareholders through the SEC website, www.sec.gov, and at our Company’s website (www.mediwound.com)). Neither of such websites is a part of this Proxy Statement.

ADDITIONAL INFORMATION

The Company’s 2022 Form 20-F, filed with the SEC on March 16, 2023, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to (as applicable) the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Yavne, Israel April 20, 2023	By order of the Board of Directors: /s/ Nachum Shamir Mr. Nachum (Homi) Shamir Chairman of the Board of Directors

Appendix A

MediWound Ltd.
Fifth Amendment
to the
Amended and Restated Articles of Association

Effective as of May 31, 2023

          Capitalized terms not defined herein shall have the meaning ascribed to them in the Amended and Restated Articles of Association of MediWound Ltd. (the “Company”), which were adopted by the Company effective as of March 25, 2014 (the “Articles”), as previously amended.

Article 6 of the Articles is hereby amended in its entirely to state as follows:
“6. The share capital of the Company shall consist of NIS 1,400,000 divided into 20,000,000 Ordinary Shares, of a nominal value of NIS 0.07 each (the “Ordinary Shares”).”